EXHIBIT 99.1
For release at 6:30 a.m.
Contacts:
Robert F. Doman, President & CEO — 978-909-2216
Richard Christopher, VP Finance & CFO — 978-909-2211
Chad Rubin, Investor Relations Contact, The Trout Group LLC — 646-378-2947
DUSA Pharmaceuticals Reports
First Quarter 2010 Corporate Highlights and Financial Results
Q1 Domestic Kerastick® Revenues up 33% year over year; Domestic PDT Revenues up 27%
Company generates $0.9 million in positive cash flow
Conference call will be held today, May 11th, at 8:30am EDT
WILMINGTON, Mass. — May 11, 2010 — DUSA Pharmaceuticals, Inc.® (NASDAQ GM: DUSA), a dermatology company that is developing and marketing Levulan® Photodynamic Therapy (PDT) and other products focused on patients with common skin conditions, reported today its corporate highlights and financial results for the first quarter ended March 31, 2010.
Highlights for the first quarter include:
•	Total product revenues were $8.7 million for the quarter, representing a $1.6 million or 22% year-over-year improvement.

•	Domestic PDT revenues totaled $8.0 million for the quarter, representing a $1.7 million or 27% year-over-year improvement.

•	Domestic Kerastick® revenues totaled $7.5 million for the quarter, representing a $1.9 million or 33% year-over-year improvement.

•	Kerastick® gross margins for the quarter matched a record high at 86%.

•	The Company experienced significant bottom line improvement on both a GAAP and non-GAAP basis for the quarter.
•	GAAP net loss for the quarter was $0.4 million, representing a $1.2 million or 74% year-over-year improvement.

•	The Company reached break-even on a non-GAAP basis for the quarter, representing a $1.3 million year-over-year improvement.
•	The Company generated $0.9 million in positive cash flow (change in cash and cash equivalents and marketable securities) during the first quarter of 2010.
Management Comments:
“We are encouraged by the solid financial results reported for the first quarter of 2010. For the second consecutive quarter, the Company was able to generate positive cash flow, while at the same time deliver both significant top and bottom line improvement,” stated Robert Doman, President and CEO.
“Our core Domestic PDT business continues to show significant progress with Kerastick® revenues up 33% driven in part by solid execution from our sales and marketing team. We have now experienced 18 consecutive quarters of year-over-year Kerastick® volume growth,” continued Doman.
“We are off to a strong start in 2010. We have a large, growing market opportunity in the U.S. for Levulan PDT on our approved indication for the treatment of actinic keratoses. For the remainder of the year, we will focus on driving the continued adoption of our therapy as we strive towards our goals of becoming both cash flow positive and profitable on an annualized basis,” concluded Doman.
First Quarter 2010 Financial Results:
Total product revenues were $8.7 million in the first quarter of 2010, up 22% from $7.1 million in the first quarter of 2009. PDT revenues totaled $8.3 million, up $1.6 million or 23% from $6.7 million for the comparable 2009 period. The increase in PDT revenues was attributable to a 28% increase in Kerastick® revenues, which was partially offset by a 23% decrease in BLU-U® revenues. The Kerastick® revenue increase was driven by a 27% increase in our domestic Kerastick® volume and a 5% increase in our average selling price. Global Kerastick® sales volumes were up 18% year-over- year, there were 61,422 units sold in the first quarter of 2010 and 51,947 units sold in the first quarter of 2009. Domestic Kerastick® sales volumes increased by 12,552 units or 27% and were partially offset by a 3,077 unit decrease in our international sales volumes. The BLU-U® revenue decrease was driven by a 5% decrease in sales volume and an 18% decrease in our average selling price. There were 77 units sold during the quarter, representing a 4 unit decrease over the prior year quarterly total of 81 units. The average selling price of the unit decreased as result of incentive pricing offered to customers in an effort to sell off our existing BLU-U inventory in advance of the introduction of the upgraded design which became available in April. Non-PDT revenues totaled $0.4 million and were flat versus prior year.
DUSA’s net loss on a GAAP basis for the first quarter of 2010 was $0.4 million or $0.02 per common share, compared to a net loss of $1.6 million or $0.07 per common share in the first quarter of 2009. The decrease in our net loss was primarily the result of the year-over-year increase in our domestic Kerastick® revenues.
DUSA reached breakeven on a non-GAAP basis for the first quarter of 2010, compared to a net loss of $1.3 million or $0.05 per common share in the first quarter of 2009. Please refer to the “Use of Non-GAAP Financial Measures” section and the accompanying financial table included at the end of this release for a reconciliation of GAAP results to non-GAAP results for the three month periods ending March 31, 2009 and 2010, respectively.
As of March 31, 2010, total cash, cash equivalents, and U.S. government securities were $17.6 million, compared to $16.7 million at December 31, 2009, an increase of $0.9 million during the quarter.
Other Updates:
•	The Company was recently advised that a receiver had been appointed for the laboratory that it was using to perform analytical release testing and stability testing for its Levulan® Kerastick® product due to non-payment of its bank loan. As a result, this laboratory is no longer able to perform these services on an on-going basis. DUSA has engaged the services of a new laboratory and has successfully completed the transfer of the technology and analytical test methods. On May 5, 2010, following discussions with the FDA, the Company filed a 30-day Changes Being Effected (CBE-30) supplement to validate the use of the new laboratory. The Company has sufficient Kerastick® inventory on-hand to meet projected demand beyond June 4, 2010, the end of the 30-day review period. If the FDA review process is delayed beyond our expectations, we would likely experience a back order on our Levulan® Kerastick® for a period of time, which would have a negative effect on our revenues. The Company believes it is on schedule for a successful transition.
•	On May 7, 2010, the Company announced that the United States Patent and Trademark Office had issued a notice of allowance for a key new patent related to its proprietary PDT light source, the BLU-U®, Blue Light Photodynamic Therapy Illuminator. The new patent will have method of treatment claims which cover the use of DUSA’s blue light technology and aminolevulinic acid HCL (Levulan®) for the treatment of actinic keratosis as well as the diagnosis and treatment of other disease states such as acne, cancer, psoriasis and photodamaged skin. The patent also has claims that will cover DUSA’s blue light technology in conjunction with its proprietary Levulan® Kerastick® formulation of aminolevulinic acid HCL. The patent, once issued, which is scheduled to occur on May 25, 2010, will cover our approved Levulan® PDT therapy until June, 2019.
Conference Call Details and Dial-in Information:
In conjunction with this announcement, DUSA will host a conference call today:
Tuesday, May 11th — 8:30 am EDT
If calling from North America use the following toll-free number:
800-647-4314
International callers use:
502-719-4466
Password — DUSA
A recorded replay of the call will be available approximately 15 minutes following the call.
North American callers use:
877-863-0350
International callers use:
858-244-1268
The call will be accessible on our web site approximately four hours following the call at www.dusapharma.com.

Revenues Table, Condensed Consolidated Balance Sheets, Condensed Consolidated Statement of Operations and GAAP to Non-GAAP reconciliation follow:
Revenues for the three-month periods were comprised of the following:

	3-months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
PDT Drug & Device Product Revenues
Kerastick® Product Revenues:
United States	$7,549,000	$5,685,000
Canada	57,000	135,000
Korea	109,000	170,000
Rest of World	87,000	87,000

Subtotal Kerastick® Product Revenues	7,802,000	6,077,000
BLU-U® Product Revenues:
United States	489,000	642,000
Canada	5,000	—

Subtotal BLU-U® Product Revenues	494,000	642,000

Total PDT Drug & Device Product Revenues	8,296,000	6,719,000

Total Non-PDT Drug Product Revenues	418,000	419,000

TOTAL PRODUCT REVENUES	$8,714,000	$7,138,000

DUSA Pharmaceuticals, Inc.
Condensed Consolidated Balance Sheets

	March 31,
	2009	December 31,
	(Unaudited)	2009

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$8,541,965	$7,613,378
Marketable securities	9,019,112	9,055,959
Accounts receivable, net	2,059,100	2,629,189
Inventory	1,946,592	2,170,275
Prepaid and other current assets	1,191,080	1,561,467

TOTAL CURRENT ASSETS	22,757,849	23,030,268
Restricted cash	174,346	174,255
Property, plant and equipment, net	1,586,323	1,660,755
Deferred charges and other assets	68,099	68,099

TOTAL ASSETS	$24,586,617	$24,933,377

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$965,347	$630,144
Accrued compensation	736,704	1,260,609
Other accrued expenses	2,549,852	2,456,612
Deferred revenue	739,023	902,597

TOTAL CURRENT LIABILITIES	4,990,926	5,249,962
Deferred revenues	2,910,562	2,906,020
Warrant liability	1,012,180	812,905
Other liabilities	108,684	123,016

TOTAL LIABILITIES	9,022,352	9,091,903

SHAREHOLDERS’ EQUITY
Capital stock
Authorized: 100,000,000 shares; 40,000,000 shares designated as common stock, no par, and 60,000,000 shares issuable in series or classes; and 40,000 junior Series A preferred shares. Issued and outstanding: 24,173,096 and 24,108,908 shares of common stock, no par, at March 31, 2010 and December 31, 2009, respectively	151,747,588	151,683,399
Additional paid-in capital	8,409,025	8,291,805
Accumulated deficit	(144,783,700)	(144,359,217)
Accumulated other comprehensive loss	191,352	225,487

TOTAL SHAREHOLDERS’ EQUITY	15,564,265	15,841,474

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$24,586,617	$24,933,377

DUSA Pharmaceuticals, Inc.
Consolidated Statement of Operations

	3-months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
Product revenues	$8,713,880	$7,138,269
Cost of product revenues and royalties	1,818,185	1,938,226

Gross margin	6,895,695	5,200,043
Operating costs:
Research and development	1,109,667	1,185,095
Marketing and sales	3,613,799	3,410,104
General and administrative	2,463,164	2,141,450

Total operating costs	7,186,630	6,736,649

Income/(loss) from operations	(290,935)	(1,536,606)

Other income:
Income/(loss) on change in fair value of warrants	(199,275)	(134,912)
Other Income, net	65,727	64,587

Net income/(loss)	$(424,483)	$(1,606,931)

Basic and diluted net loss per common share	$(0.02)	$(0.07)

Weighted average number of common shares	24,122,459	24,089,452

Use of Non-GAAP Financial Measures
In addition to reporting financial results in accordance with GAAP, DUSA has provided in the table below non-GAAP financial measures adjusted to exclude stock-based compensation expense, consideration provided to the former Sirius shareholders, and the non-cash change in fair value of warrants. The Company believes that this presentation is useful to help investors better understand DUSA’s financial performance, competitive position and prospects for the future. Management believes that these non-GAAP financial measures assist in providing a more complete understanding of the Company’s underlying operational results and trends, and in allowing for a more comparable presentation of results. Management uses these measures along with their corresponding GAAP financial measures to help manage the Company’s business and to help evaluate DUSA’s performance compared to the marketplace. However, the presentation of non-GAAP financial measures is not meant to be considered in isolation or as superior to or as a substitute for financial information provided in accordance with GAAP. The non-GAAP financial measures used by the Company may be calculated differently from, and, therefore, may not be comparable to, similarly titled measures used by other companies.
Investors are encouraged to review the reconciliations of these non-GAAP financial measures to the comparable GAAP results, contained in the table below.

	3-months ended March 31,
	2010	2009
	(Unaudited)	(Unaudited)
GAAP net income/(loss)	$(424,483)	$(1,606,931)
Share-based compensation (a)	211,778	199,127
Consideration to former Sirius shareholders (b)	4,500	—
Change in fair value of warrants (c)	199,275	134,912

Non-GAAP adjusted net income/(loss)	$(8,930)	$(1,272,892)

Non-GAAP basic and diluted net income/(loss) per common share	$(0.00)	$(0.05)

Weighted average number of common shares	24,122,459	24,089,452

(a)	Share-based compensation expense resulting from the application of SFAS 123(R).

(b)	Milestone payment related to Sirius Laboratories acquisition.

(c)	Non-cash gain/loss on change in fair value of warrants.

About DUSA Pharmaceuticals
DUSA Pharmaceuticals, Inc. is an integrated dermatology pharmaceutical company focused primarily on the development and marketing of its Levulan® Photodynamic Therapy (PDT) technology platform, and complementary dermatology products. Levulan® PDT is currently approved for the treatment of minimally to moderately thick actinic keratoses (AKs) of the face or scalp. DUSA also markets other dermatology products, including ClindaReach®. DUSA is researching the use of broad area Levulan® PDT to treat AKs and prevent squamous cell carcinomas in immunosuppressed solid organ transplant recipients and is supporting research related to oral leukoplakia in collaboration with the National Institutes of Health (NIH). DUSA is based in Wilmington, Mass. Please visit our web site at www.dusapharma.com.
Except for historical information, this news release contains certain forward-looking statements that represent our current expectations and beliefs concerning future events, and involve certain known and unknown risk and uncertainties. These forward-looking statements relate to the focus on adoption of our therapy and 2010 financial goals of positive cash flow and profitability, expectations regarding FDA action on the CBE-30 application and potential back-order, beliefs regarding transition of the laboratory change, and management’s beliefs concerning non-GAAP financial measures. These forward-looking statements are further qualified by important factors that could cause actual results to differ materially from future results, performance or achievements expressed or implied by those in the forward-looking statements made in this release. These factors include, without limitation, marketing of competitive products, actions by health regulatory authorities, the clinical trial process and results thereof, changing economic conditions, the status of our patent portfolio, reliance on third parties, including sole source vendors, sufficient funding, and other risks and uncertainties identified in DUSA’s Form 10-K for the year ended December 31, 2009.
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